

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 5, 2010

Rodney Bingham
President
Thermon Industries, Inc.
100 Thermon Drive
San Marcos, TX 78666

> **Re: Thermon Industries, Inc. and Additional Registrants**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed October 22, 2010**
> **File No. 333-168915**

Dear Mr. Bingham:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

MRO/UE revenue . . ., page 27

1. Please expand your revisions added in response to prior comment 3 to clarify the impact to you if the source of revenue is inaccurately characterized. For example, if you characterize a given source as "Greenfield" but it really is "MRO/UE," what impact, if any, does that have on your financial condition or results of operation?

Revenues, page 62

2. We note your revised disclosure in response to prior comment 5. With a view toward expanded disclosure, please tell us the quantitative impact of each factor you disclose as a reason for increased or decreased revenues.

Gross Profit, page 62

3.   Please tell us why you deleted disclosure regarding the "continued shift in product mix," including the disclosure regarding your "manufactured product offerings," "outsourced products and services" and the impact on your margins.

Index to Financial Statements, page F-1

4.   Please update the financial statements and related disclosures in your filing, as necessary, as required by Rule 3-12 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-2

5.   We note your response to prior comments 14 and 15. Please provide such revised audit reports or revised report from your principal auditor in an amended filing that comply with Rule 2-02 and 2-05 of Regulation S-X.

6.   As a related matter, please tell us which auditor is taking responsibility for auditing the conversion of your Canadian, Australian and Indian subsidiaries financial statements presented in their home country GAAPs to US GAAP.

7.   We note your response to prior comment 16. Considering that Ernst & Young states that it relied on B.L. Ajmera & Co's audit report, please explain to us in more detail how Ernst & Young was able to conclude that its audit work and all subsequent events were covered by its audit opinion when the Indian report was dated after its opinion. Additionally, we note from your response that the company compared the financial statements delivered to Ernst & Young on June 27, 2010 to the "formalized final audited financial statements" dated August 12, 2010. Please tell us why it was the company that performed this reconciliation and not Ernst & Young considering that Ernst & Young stated that its audit report relied on the B.L. Ajmera & Co's audit report.

Exhibits

8.   We will continue to evaluate your response to prior comment 21 after you re-file the exhibits mentioned in your response. Also, if you intend to re-file those exhibits, as you state in your response, please tell us why those exhibits are marked as having been "previously filed."

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Kevin Blatchford, Esq. – Sidley Austin LLP